

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 18, 2023

Ted Sharp
Chief Financial Officer
Timberline Resources Corp
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814

> **Re: Timberline Resources Corp**
> **Form 10-K for the Fiscal Year ended September 30, 2022**
> **Filed December 29, 2022**
> **File No. 001-34055**

Dear Ted Sharp:

   We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Energy & Transportation